Putnam Hills Corp.
45 North Station Plaza, Suite 214
Great Neck, NY 11021

November 7, 2011

Ms. Kathryn McHale
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:         Putnam Hills Corp. (the “Company”)
Form 10-12(g)
Filed August 12, 2011
File No. 000-54478

Dear Ms. McHale:

This letter is in response to the comments contained in the Staff’s letter to the Company, concerning Form 10-12(g) (the “Original Registration Statement”), and dated September 7, 2011 (the “Comment Letter”). We have filed an amendment to the Original Registration Statement (“Amendment No. 1”) concurrent with this letter incorporating and/or responding to the requested changes.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter.

On behalf of the Company, the following are our responses to the Staff’s comments:

Business of Issuer, page 1

1.
Please revise throughout to clarify your intentions or expectations with respect to hiring one or more third parties to assist the company with identifying and analyzing potential target businesses. Reconcile the statements regarding Sunrise on the middle of page 2 with the statement on page 3 that “we expect that Sunrise will assist the company…” We note similar disclosure on page 5. Please eliminate unnecessarily repetitive disclosure.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly. Please refer to the second full paragraph on page 2 of the Amendment No. 1.

2.
In the middle to page 2 you state your belief that there is “a small number of business opportunities…,” while on page 5 you state that you believe “there are numerous firms seeking the perceived benefits…” please revise to reconcile these statements.

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly. Please refer to the second full paragraph on page 6 of the Amendment No. 1.

3.
Please revise the last paragraph in this section, beginning, “In addition, management is currently involved…” to clarify the number of other blank check companies with which management is or will be involved, as well as the nature of the conflicts that will be present when a business opportunity arises, and what is meant by “reasonable judgment.”

RESPONSE:

In response to the Staff’s comments, the Company has revised its disclosure accordingly. Please refer to the first full paragraph on page 3 of the Amendment No. 1.

Form of Acquisition, page 2

4.
Please revise and reorganize the paragraph at the top of page 3 to make more prominent the fact of potential dilution of the shares of prior shareholders, and the degree of possible dilution. Also clarify whether any potential transaction is necessarily expected to be tax free.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly. Please refer to the fifth full paragraph on page 3 of the Amendment No. 1.

5.	Please move the penultimate paragraph on page 3, which begins, “We have no employees apart from our management,” to the “Business of Issuer” section.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

6.
We note the statement that the company’s officers and directors “are engaged in outside business activities and are employed on a full-time basis by certain unaffiliated companies.” Please tell us whether these outside business activities and full-time employment with unaffiliated companies are reflected in the business experience and background description of the company’s officers beginning on page 6. If not, please revise accordingly or tell us why this information is not material.

RESPONSE:

The outside business activities and full-time employment with unaffiliated companies our officers and directors are engaged in are reflected in the business experience and background description of the Company’s directors and officers under Item 5.

Management’s Discussion and Analysis, page 4

7.	Please revise the second paragraph, and elsewhere as necessary, to clarify that there is only one stockholder.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

8.
We note the statement on page 5 at the end of this section that management and the stockholder “have indicated an intent to advance funds…” Please disclose this in the fourth paragraph on page 4, in connection with the first sentence which begins, “We will be able to meet these costs…”

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Directors and Executive Officers, page 6

9.	Please revise the table at the bottom of page 7 to indicate that it reflects prior and concurrent blank check company experience.

RESPONSE:

In response to the Staff’s comment, the Company has revised its disclosure accordingly.

Financial Statements

General

10.	Please revise to provide updated financial statements through the period ended June 30, 2011 as required by Rule 8-08 of Regulation S-X.

RESPONSE:

In response to the Staff’s comment, the Company has updated its financial statements in the Amendment No. 1.

As requested, the Company hereby acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (the “Commission”); (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities law of the United States.

Thank you for your attention to this matter. We look forward to hearing from you. Direct questions or questions for clarification of matters addressed in this letter may be addressed to the undersigned or to David N. Feldman, Esq. of Richardson & Patel LLP at (212) 869-7000 or by fax at (212) 997-4242.

Sincerely,

Putnam Hills Corp.

By:	/s/ Samir N. Masri
Samir N. Masri
President